United States securities and exchange commission logo





                            September 29, 2023

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way, Suite 174
       Fishers, IN 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed September 19,
2023
                                                            File No. 333-268817

       Dear Mark C. Jensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-6 filed September 19, 2023

       Risk Factors
       "During the period from June 21, 2021 . . . Royalty had no revenue", page 31

   1.                                                   We note your disclosure
that indicates that 100% of Royalty   s revenue came from
                                                        three sources for the
year ended December 31, 2022 and that the revenue is comprised of the performance of
environmental services and royalty and lease revenue governed by the underlying contracts.
Please update this risk factor to address significant revenue concentrations for a
current interim period in 2023 and supplementally tell us if 100% of the revenues in the
interim period in 2023 came from the same three sources that represented 100% of
Royalty's 2022 revenues. Finally, supplementally tell us the name of the underlying
contracts for the three sources.
 Mark C. Jensen
FirstName LastNameMark    C. Jensen
American Acquisition Opportunity  Inc.
Comapany 29,
September NameAmerican
              2023        Acquisition Opportunity Inc.
September
Page 2    29, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Balance Sheet June 30, 2023, page 48

2. Please be advised the purpose of pro forma financial statements is to provide investors with sufficient information about the impact of probable transactions to allow them to make informed decisions. In this regard, it is not clear how you determined it is appropriate to present negative cash balances in the pro forma financial statements since it does not reflect outcomes that can occur. Please revise the pro forma financial statements to comply with Article 11 of Regulation S-X or explain to us how and why you believe the current presentation is meaningful or appropriate.


Certain Royalty Projected Financial Information, page 76

3. We note your response to comment 3. However, it remains unclear whether the disinterested board members still believe the Royalty financial projections have a reasonable basis, despite the delay in the closing of the business combination transaction and Royalty's failure to achieve projected results to date. Please revise accordingly. Refer to Item 10(b)(3)(iii) of Regulation S-K.

         Additionally, please revise to include in the prospectus your statement that the disinterested board continues to recommend approval of the business combination, as indicated in your response letter dated September 18, 2023.
4. We note your response to comment 5. However, we are unable to locate your revised disclosure. Please revise to remove the disclaimers that readers are cautioned not to rely on the projections in making a decision regarding the business combination transaction.
Certain Royalty Projected Financial Information
Key assumption as outlined are as follows:, page 77

5. We note that you have added new disclosure to address the reason(s) for variance from projections on pages 77 to 79 on a contract by contract basis (e.g., FUB Mineral
         LLC, Pike Carbon Processing, Surface and Mining Rights, etc.). Please expand such disclosure to clearly state, where true, that no revenues were generated to date through September 30, 2023.
6. We note the descriptions provided on a contract by contract basis on pages 77 to
         79 indicate, for certain of the contracts, that there are anticipated contracts and anticipated investments to provide capital or to purchase land. Please tell us whether there are any significant changes to these anticipated arrangements as of September 30, 2023 that should be considered for disclosure because circumstances have changed and these arrangements are no longer anticipated or for other reasons that may currently cast doubt on revenue generation (e.g., significant changes in negotiations and terms that will significantly impact revenues and other such events); or that the anticipated contracts were finalized and signed by or before September 30, 2023. Further, please tell us
 Mark C. Jensen
FirstName LastNameMark    C. Jensen
American Acquisition Opportunity  Inc.
Comapany 29,
September NameAmerican
              2023        Acquisition Opportunity Inc.
September
Page 3    29, 2023 Page 3
FirstName LastName
         supplementally if there are any minimum requirements for you to anticipate a contract.
         For example, does an anticipated contract require a signed letter of intent be executed by
         Royalty and the other party to the anticipated contract? Finally, your response should specifically address the following:

                The disclosure made on page F-51 related to Energy Technologies, Inc. which states that Royalty entered into an agreement during September 2022 to purchase a partial interest in a density gauge analyzer manufactured by Energy Technologies, Inc. for
              $52,700. Please confirm whether or not you have a valid signed agreement in place related to the underlying intangible asset in light of the description on page 78 which uses the term anticipated contract.
                The disclosure on page F-50 related to Mining Permit Package states that you will receive an overriding royalty in the amount of the greater of $0.10 per ton or 0.20%
              of the gross sales price of the coal sold from the permit. While the intangible asset appears to be recorded for the amount spent on obtaining a permit, in light of your disclosure on page 78 that surface and mining rights are subject to anticipated investment in property and anticipated contracts, please specifically address whether any of these arrangements have been finalized. If not, please tell us why you feel it is appropriate to capitalize the cost of the permits as a Mining Permit Package intangible asset versus expensing the permit costs. In your response, please cite any relevant accounting guidance upon which you have relied.
Key Factors Affecting Our Peformance, page 115

7. We note your response to comment 4. Please also update your disclosure in "Key Factors
         Affecting Our Performance" in your MD&A. Additionally, discuss any other material factors that have impacted your actual operating results or that are reasonably likely to cause your actual operating results not to be necessarily indicative of your future operating results. In this regard, we note that your page 77 disclosure refers to "a variety of factors, including the delay in the closing of the transaction" as reasons why "the actual results have varied from the projected results significantly."
Liquidity and Capital Resources, page 116

8.       We note your response to comment 6. Please revise your disclosure to provide
         updated information about Royalty   s financial position and further
risks to its business
         operations and liquidity in light of Royalty   s failure to achieve
projected results to date.
Condensed Consolidated Statement of Cash Flows, page F-43

9. We note your response to comments 10 and 17 related to your decision to reclassify a
         Texas Tech intangible asset to a note receivable effective January 1, 2023. It continues to be unclear to us why you have reflected this reclassification transaction within the statements of cash flows because your response does not suggest that you generated or used cash. Please provide a more fulsome discussion of the reclassification transaction
 Mark C. Jensen
FirstName LastNameMark    C. Jensen
American Acquisition Opportunity  Inc.
Comapany 29,
September NameAmerican
              2023        Acquisition Opportunity Inc.
September
Page 4    29, 2023 Page 4
FirstName LastName
         which specifically addresses how cash was provided and/or used and why it is appropriate to reflect the captions note receivable and intangible assets within the net cash used section of the statement of cash flows for amounts of ($100,000) and $145,000, respectively, during the six-months ended June 30, 2023. Additionally, please confirm whether or not you have a signed agreement or note to support your note receivable from
         Texas Tech and supplementally tell us if you followed your policy on page F-64 related to this note and determined that you do not need to take an allowance for doubtful accounts on this note. Finally, please enhance your disclosure in an amended filing to detail the key terms of the note.
NOTE 7     INTANGIBLE ASSETS, page F-68

10. We note your response to comment 12 as it relates to the Mining Permit Package (also referred to as Surface and Mining Rights) and remind you of our request that you provide a fulsome response of your consideration of both Accounting Standards Codification
         (ASC) 350-30-35-3, 3(c) and 35-4. As it relates to paragraph 3(c), it appears that your response did not fully address the term of the "anticipated contract" which is disclosed on page 78 as the later of 10 years or the exhaustion of mineral. As it relates to paragraph
         35-4, your response indicates that it is not possible to determine (e.g., it is indeterminate) a period over which the intangible asset is expected to contribute to the cash flows of
         Royalty because the operator has decision making over the extraction process (e.g., speed and volume decisions related to the extraction). In evaluating your response, it remains unclear how you concluded that the Mining Permit Package represents an indefinite-lived intangible asset under the ASC references noted above. We note that paragraph 35-4 specifically indicates that the term "indefinite does not mean the same as infinite or indeterminate" and that the useful life of an intangible asset is indefinite if "there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity." It appears based on your disclosures and your response that your intangible asset has a foreseeable limit under paragraph 3(c) based on a term of the later of 10 years or exhaustion of mineral. Please advise and/or revise your financial statements accordingly.
11. We note your response to comment 12 as it relates to the Carnegie Override Royalty (also referred to as Carnegie 2) and remind you of our request that you provide a fulsome response of your consideration of both Accounting Standards Codification (ASC) 350-30-
         35-3, 3(c) and 35-4. As it relates to paragraph 3(c), it appears that your response did not fully address the term of the existing contract which is disclosed on page 78 as being based on exhaustion of mineral. As it relates to paragraph 35-4, your response indicates that it is not possible to determine (e.g., it is indeterminate) a period over which the intangible asset is expected to contribute to the cash flows of Royalty because the operator has decision making over the extraction process (e.g., speed and volume decisions related to the extraction). In evaluating your response, it remains unclear how you concluded that the Carnegie Override Royalty represents an indefinite-lived intangible asset under the
         ASC references noted above. We note that paragraph 35-4 specifically indicates that the
 Mark C. Jensen
FirstName LastNameMark    C. Jensen
American Acquisition Opportunity  Inc.
Comapany 29,
September NameAmerican
              2023        Acquisition Opportunity Inc.
September
Page 5    29, 2023 Page 5
FirstName LastName
         term "indefinite does not mean the same as infinite or indeterminate" and that the useful life of an intangible asset is indefinite if "there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity." It appears based on your disclosures and your response that your intangible asset has a foreseeable limit under paragraph 3(c) based on a term for the exhaustion of mineral.
         Please advise and/or revise your financial statements accordingly.
12. We note your response to comment 13 as it relates to MC Mining (also referred to as Real
         Estate) and your conclusion that you have an indefinite-lived intangible asset because the initial term of 30 years can be extended by the lessee for as long as they desire. We remain unclear how you have determined you have an indefinite-lived intangible asset because you have also indicated that under contract Section 3(b) that [a]t any time during the Term, Lessee may terminate this Agreement by giving notice in writing of its intention
         to do so,    and you have not provided the basis for an accounting
determination to extend
         beyond the initial term other than you are willing to let the lessee extend the term for as long as they desire. It appears that you have a contractual limitation for the term under
         ASC 350-30-35-3(c) and that you do not have a indefinite-lived asset under 35-4. Please advise and/or revise your financial statements accordingly. Additionally, we note that the term under key assumptions on page 78 is a term of 10 years and request that you explain the inconsistency between the 10-year and 30-year terms.
13. We note your response to comment 14 as it relates to Energy Technologies Inc. (also referred to as ETI - Clean Energy) and remind you of our request that you provide a fulsome response of your consideration of both ASC 350-30-35-3(e) and 35-4. In your response, you indicated that you were unable to determine the useful life of a density gauge analyzer because it is based on the volume of material which flows through the equipment and that you are not the operator of the equipment. In evaluating your response, we remain unclear how you determined that the Energy Technologies Inc.
         intangible asset represents an indefinite-lived intangible asset under ASC 350-30-35-3(c)
         and 35-4. We note that 35-4 specifically indicates that the term "indefinite does not mean the same as infinite or indeterminate" and that the useful life of an intangible asset is indefinite if "there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity." It appears based on your disclosures and your response that your intangible asset has a foreseeable limit under paragraph 3(c) based on the life of each density meter as you have disclosed such a term on page 78. Please advise and/or revise your financial statements accordingly.
14. We note your response to comment 16 as it relates to RMC Environmental Services and your accounting for an indefinite-lived intangible asset. In evaluating your response, we remain unclear how you determined that the RMC Environment Services asset represents an indefinite-lived intangible asset under ASC 350-30-35-3, 3(c) and 35-4. It appears based on your disclosures and your response that your intangible asset has a foreseeable limit under paragraph 3(c) based on a contract term which you stated was "5 years, with two 5 year extensions; thereafter renewable annually at mutual consent unless notice is
 Mark C. Jensen
American Acquisition Opportunity Inc.
September 29, 2023
Page 6
      given at least 30 days prior to an extension." Please advise and/or revise your financial statements accordingly.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMark C. Jensen
                                                            Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                            Office of Real
Estate & Construction
September 29, 2023 Page 6
cc:       Joan S. Guilfoyle, Esq.
FirstName LastName